SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 6, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

November 6, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo

Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Notice of Confirmation of Terms for the Issuance of Stock Options

With respect to the issuance of stock options decided by the resolution of the board of directors of LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; the “Company”) on July 29, 2020, certain previously undetermined items have been confirmed as follows.

1.	LINE Corporation 26th Stock Options

(1)	Total number of stock options:

30,240 allotments

(2)	Amount to be paid in for stock options

225,478 yen per stock option (2,255 yen per share of stock)

Persons who have been allotted stock options shall set off his/her claims for remuneration against the Company in lieu of payment of monies for the stock options allotted.

(3)	Value of property to be contributed upon exercise of stock options

564,700 yen per stock option (5,647 yen per share of stock)

(4)	People who are to be allotted stock options, the number thereof, and the number of stock options to be allotted

Allottee	Number of Allottees	Number of Stock Options
Directors of the Company (excludes outside directors and part-time directors)	4	30,240

2.	LINE Corporation 27th Stock Options

(1)	Total number of stock options:

240 allotments

(2)	Amount to be paid in for stock options

225,478 yen per stock option (2,255 yen per share of stock)

Persons who have been allotted stock options shall set off his/her claims for remuneration against the Company in lieu of payment of monies for the stock options allotted.

(3)	Value of property to be contributed upon exercise of stock options

564,700 yen per stock option (5,647 yen per share of stock)

(4)	People who are to be allotted stock options, the number thereof, and the number of stock options to be allotted

Allottee	Number of Allottees	Number of Stock Options
Outside directors of the Company	3	240

3.	LINE Corporation 28th Stock Options

(1)	Value of property to be contributed upon exercise of stock options

564,700 yen per stock option (5,647 yen per share of stock)

2